Announcement to the Market Launch of the Integrated Annual Report and ESG Report 2024 Itaú Unibanco Holding S.A. (the "Company") has filed its Integrated Annual Report and its ESG Report for 2024 fiscal year with the CVM. The documents provide an overview of our business and strategy, with the most relevant information about our initiatives, results, corporative governance and social, environmental and climate performance. The reports are available for download on the Company's Investor Relations website, on the Integrated Annual Report page (https://www.itau.com.br/relacoes-com-investidores/en/integrated-annual-report/). São Paulo (SP), April 30, 2025. Gustavo Lopes Rodrigues Investor Relations Officer